SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf	SAP AG Dietmar-Hopp-Allee 16 69190 Walldorf Deutschland T +49 6227 7-47474 F +49 6227 7-57575 www.sap.com

Cecilia Blye

Chief Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Date: 15.05.2014

SAP Corporation

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 21, 2014

File No. 1-14251

Dear Ms. Blye,

Reference is made to the comments of the staff of the Division of Corporation Finance, Office of Global Security Risk, (the Staff) of the Securities and Exchange Commission (the Commission) dated May 9, 2014 relating to SAP AG’s Form 20-F for the fiscal year ended December 31, 2013 filed March 21, 2014. SAP hereby requests additional time to respond to such comments. SAP hereby informs the Staff that SAP intends to respond to the Staff’s comments by June 6, 2014.

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Dr. Christoph Hütten

Dr. Christoph Hütten

Chief Accounting Officer

Senior Vice President

Corporate Financial Reporting

T +49/62 27/7-63475

E christoph.huetten@sap.com

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Robert Enslin, Bernd Leukert, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00